Net investment income distributions and capital gains distributions are determined in accordance with income tax regulations that may differ from accounting principles generally accepted in the United States of America. A portfolio is required to make distributions of any income and gains realized in the prior fiscal year. If a portfolio has a net investment loss or realized losses in the current year, such distributions may be in excess of the Portfolio's cumulative income and/or gains. However, a distribution in excess of net investment income or a distribution in excess of net realized gain is not a return of capital for tax purposes. These differences are due to differing treatments for items such as deferral of wash sales, foreign currency transactions, net operating losses and capital loss carryovers. Permanent items identified in the year ended December 31, 2017, have been reclassified among the components of net assets as follows:

	Undistributed Net Investment Income/(Loss)	Undistributed Net Realized Gain/(Loss)	Paid-In Capital

Janus Henderson VIT Balanced Portfolio	$ 2,116,658	$ (2,116,658)	$ -
Janus Henderson VIT Enterprise Portfolio	$ 3,179	$ (3,179)	$ -
Janus Henderson VIT Flexible Bond Portfolio	$ 2,626,018	$ (2,626,018)	$ -
Janus Henderson VIT Forty Portfolio	$ 594,873	$ (594,873)	$ -
Janus Henderson VIT Global Allocation Portfolio Moderate	$ -	$ -	$ -
Janus Henderson VIT Global Research Portfolio	$ (1,208,346)	$ 85,223,083	$ (84,014,737)
Janus Henderson VIT Global Technology Portfolio	$ 661,563	$ (661,563)	$ -
Janus Henderson VIT Global Unconstrained Bond Portfolio	$ 80,840	$ (53,047)	$ (27,793)
Janus Henderson VIT INTECH US Low Volatility Portfolio	$ (4,412)	$ 4,412	$ -
Janus Henderson VIT Research Portfolio	$ (185,289)	$ 185,289	$ -
Janus Henderson VIT Overseas Portfolio	$ 1,807,932	$ (1,807,932)	$ -
Janus Henderson VIT Perkins Mid Cap Value Portfolio	$ (11,636)	$ 11,636	$ -